EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31,
(In thousands, except ratios)	2015	2014
	(unaudited)
Earnings:
Net income	$19,332	$61,397
Add:
Provision for income taxes	10,642	33,312
Fixed charges	73,943	61,393
Less:
Capitalized interest	(10,704)	(10,391)
Earnings as adjusted (A)	$93,213	$145,711
Fixed charges:
Interest expense	$63,085	$50,848
Capitalized interest	10,704	10,391
Interest factors of rents (1)	154	154
Fixed charges as adjusted (B)	$73,943	$61,393
Ratio of earnings to fixed charges ((A) divided by (B))	1.26	2.37

(1)   Estimated to be 1/3 of rent expense.